Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 12 December 2022

REVISED SECURITIES DEALING POLICY

Woodside Energy Group Ltd advises that it has amended its Securities Dealing Policy (Policy) with effect from 7 December 2022.

A copy of the revised Policy is attached for release to the market.

Contacts:
INVESTORS Matthew Turnbull M: +1 (713) 448-0956 Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Securities Dealing Policy

Contents

1	OVERVIEW	1

2	PROHIBITION ON INSIDER TRADING	3

3	PROHIBITION AGAINST SHORT TERM OR SPECULATIVE DEALING	5

4	PROHIBITION AGAINST DEALING DURING BLACK-OUT PERIODS	6

5	PROHIBITION AGAINST HEDGING UNVESTED ENTITLEMENTS	7

6	PERMITTED DEALINGS	7

7	EXCLUDED DEALINGS	9

8	PLEDGING SECURITIES	10

9	CONSEQUENCES OF BREACH	10

10	APPLICABILITY	10

1	OVERVIEW

1.1	Purpose of this Policy

The purpose of this policy is to:

•	provide a brief and high level summary of the law on insider trading;

•	set out the restrictions on dealing in securities by people who work for or are associated with Woodside; and

•	assist in maintaining market confidence in the integrity of dealings in Woodside securities.

If you do not understand any part of this policy or how it applies to you, you should discuss the matter with a member of the Woodside Legal function before dealing in any securities.

Contravention of this policy will be regarded as a serious matter by Woodside and may also give rise to criminal or civil actions.

1.2	Who is covered by this policy?

This policy applies to:

•	executive and non-executive directors;

•	officers and full-time, part-time and casual employees; and

•	contractors, consultants, secondees and advisers.

of Woodside and Woodside group companies.

For the purpose of this policy, “directors” mean the directors of Woodside Energy Group Ltd and the Chief Executive Officer (CEO).

DRIMS#1552498	Page 1 of 10

Securities Dealing Policy

There are certain policy provisions that apply to restricted employees. For the purpose of this policy “restricted employees” means:

•	direct reports to the CEO;

•	the Woodside Energy Group Ltd Company Secretary/ies;

•	employees nominated by the General Counsel because their duties, project work or work on a transaction is considered to involve access to insider information; and

•	anyone designated a “person discharging managerial responsibilities” (PDMR) for the purposes of the UK Market Abuse Regulation (UK MAR).

The General Counsel maintains a list of restricted employees.

1.3	What securities are covered by this policy?

This policy applies to the following securities:

•	Woodside shares;

•	any other securities which may be issued by Woodside, such as options;

•	derivatives (such as exchange-traded options and warrants) and other financial products issued by third parties in relation to Woodside shares, debentures and options; and

•

securities of any other company or entity that may be affected by inside information (such as a Woodside joint venture participant, another party involved in a corporate transaction with Woodside or a Woodside contractor or shareholder).

This policy extends to all securities owned or controlled by a person covered by the policy, whether those securities are held in the name of that person, in a company, through a trust, by a family member, by a friend or in some other entity or arrangement. Persons covered by this policy must inform their brokers or financial advisers who have discretion to trade on their behalf that they are restricted from trading securities under this policy. (Directors and restricted employees should also note the requirements of clause 6.2 in respect of dealings by family members and other entities).

1.4	Policy Statements

This policy:

•	prohibits insider trading in Woodside securities and securities of any other company (Section 2);

•	prohibits dealing when the dealing would not satisfy the Front Page Test (Section 2);

•	prohibits short-term or speculative dealing in Woodside securities (Section 3);

•	prohibits directors and restricted employees from dealing in Woodside securities within a black-out period or other prohibited periods (Section 4);

•

prohibits directors, and executives participating in an equity-based executive incentive plan, from hedging the value of any unvested or restricted entitlement to Woodside securities or transacting in Woodside based derivative securities (Section 5);

•	requires directors and restricted employees to complete Compliance Certificates and, in the case of directors and other PDMRs to obtain approval, before dealing in Woodside securities (Section 6);

•	excludes certain types of dealings from the operation of this policy (Section 7); and

•	prohibits directors and certain executives pledging Woodside securities (Section 8).

Woodside will take a substance over form approach and will have regard to the intent and spirit of this policy when applying and enforcing it.

DRIMS#1552498	Page 2 of 10

Securities Dealing Policy

2	PROHIBITION ON INSIDER TRADING

2.1	Insider trading prohibition

Insider trading is a serious offence under the Corporations Act 2001 (Cth) in Australia, the US Securities Exchange Act of 1934, the UK Criminal Justice Act 1993 and the UK Market Abuse Regulation.

If you have inside information you must not:

•	deal in securities;

•

advise, procure or encourage another person (such as a family member, friend, associate, colleague, broker, financial planner, investment adviser, family company or family trust) to trade in securities; or

•	communicate the inside information to anyone else.

This prohibition is an overriding obligation and applies despite anything else in this policy (including whether the dealing or communication of inside information occurs outside a black-out period) and regardless of how you learned the inside information. It applies not only to Woodside securities, but also to the securities of other companies.

Insider trading is a criminal offence in Australia, the US and the UK attracting substantial fines and/or significant periods of imprisonment. In addition, significant civil penalties may be imposed in Australia, the US and the UK. The offender may also be ordered to pay compensation to anyone who suffered loss as a result of the insider trading.

Definitions of “dealing in securities” and “inside information” are set out in Sections 2.3 and 2.4 below. Communicating inside information includes passing it on to another person, such as a family member, friend, associate, colleague, broker, financial planner, investment adviser, family company or family trust.

2.2	The Front Page Test

It is important that public confidence in Woodside is maintained. It would be damaging to Woodside’s reputation if the market or the general public perceived that people covered by this policy might be taking advantage of their position in Woodside to make financial gains.

Similarly, if securities transactions become the subject of scrutiny, they will be viewed by regulators after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how regulators might view your transaction in hindsight and with all of the facts disclosed.

As a guiding principle, before engaging in any trading, you should ask yourself:

If the market was aware of all the current circumstances, could I be perceived to be taking advantage of my position in an inappropriate way? How would it look if the transaction was reported on the front page of the newspaper (the Front Page Test)?

You must not deal in Woodside securities if the transaction would not satisfy the Front Page Test. If you are unsure, you should consult with your direct manager or the General Counsel.

If any approval or acknowledgment is required for a dealing under this policy, the approval or acknowledgement will not be granted if the dealing would not satisfy the Front Page Test.

DRIMS#1552498	Page 3 of 10

Securities Dealing Policy

2.3	What is dealing?

For the purposes of this policy, dealing in securities is broadly defined and includes any transaction or change affecting title to or interest in securities such as:

•	trading in securities (i.e. subscribing for, buying, selling or entering into an agreement to do any of those things);

•	electing to receive securities, or varying an existing election (including an election to participate in a dividend reinvestment plan and any variations to that participation);

•	granting, accepting, acquiring, disposing, exercising or discharging any option;

•	using as security or otherwise granting a charge or encumbrance;

•	any transaction, or the exercise of any power or discretion, effecting a change of ownership of a beneficial interest; and

•	any other right or obligation, present or future, conditional or unconditional, to acquire or dispose.

The purpose or motive for the dealing is not relevant.

2.4	What is inside information?

Inside information is information that:

•	is not generally available to people who commonly invest in securities (i.e. it has not been made public); and

•

if it were generally available, would (or would be likely to) influence investors who commonly invest in securities in deciding whether or not to subscribe for, purchase or sell Woodside securities or securities of another entity.

UK MAR also requires that the information be sufficiently precise (meaning ‘more likely than not’).

It does not matter how you come to have the inside information - for example whether you learn it in the course of carrying out your responsibilities, in passing in the corridor, in the lift or at a social occasion.

The financial impact of the information is important, but strategic and other implications can be equally important in determining what amounts to inside information. The definition of “information” is broad enough to include rumours, matters of supposition, intentions of a person (including Woodside) and information which is not definite enough to warrant public disclosure.

If Woodside is in possession of inside information (as defined in UK MAR), it is required to maintain an insider list in order to comply with UK MAR and it will notify those people on the insider list that they are in possession of inside information.

2.5	What are some examples of inside information?

The following list is illustrative only. Inside information about Woodside could include:

•	information relating to Woodside’s production, reserves and/or financial results;

•	a possible material sale or acquisition of assets by Woodside;

•	the entry into or termination of a material contract;

•	a possible change in Woodside’s capital structure (for example, a share issue, capital reduction or a buy-back of shares);

•	entry into a major borrowing;

•	an event which could have a material impact (either positively or negatively) on profits (for example, an operational incident or successful drilling exploration results);

•	any possible claim against Woodside or other unexpected liability; and

•	any information required to be disclosed to the stock exchanges under the continuous disclosure rules.

DRIMS#1552498	Page 4 of 10

Securities Dealing Policy

2.6	Securities of other companies

In the course of your duties as an employee, director, adviser, consultant or contractor of Woodside or a Woodside group company you may obtain inside information in relation to another company. For example:

•	In the course of negotiating a transaction with Woodside, another company might provide confidential information about itself, or a third party; or

•	Information concerning a proposed transaction or other action by Woodside might have a material effect on a third party.

The prohibition on insider trading is not restricted to information affecting Woodside securities. Accordingly, if you possess inside information in relation to securities of another company or entity you must not deal in those securities.

2.7	What about participation in employee share plans?

This policy does not restrict participation in Woodside employee share and equity incentive plans but does apply in respect of any subsequent dealing in Woodside securities to which you become entitled under those plans.

There are additional requirements that apply to restricted employees in respect of the operation of Woodside employee share and equity incentive plans during a black-out period (Section 4.4).

2.8	Do I have any other obligations to Woodside with respect to information?

In addition to the insider trading and other restrictions in this policy, you also owe a duty of confidentiality to Woodside and the Woodside group of companies. You must not reveal any confidential information concerning Woodside or any Woodside group company, use that information in any way which may injure or cause loss to Woodside or any Woodside group company or use that information to gain an advantage for yourself.

A breach of these duties may result in:

•	liability for a civil penalty;

•	criminal liability if recklessness or dishonesty is involved; and/or

•	liability to compensate Woodside for any damage it suffers as a result of the disclosure.

3	PROHIBITION AGAINST SHORT TERM OR SPECULATIVE DEALING

3.1	Short term or speculative dealing

Speculating in short-term fluctuations in Woodside’s securities does not promote shareholder or market confidence.

It is Woodside’s policy that you must not engage, directly or indirectly, in short-term or speculative dealing (including short-selling) in Woodside securities.

If you acquire Woodside securities you must not dispose of those securities, or enter into arrangements (such as margin loans) which could result in those securities being disposed of, within 3 months of acquisition.

Sale of securities acquired under Woodside’s employee share and equity incentive plans is not considered to be a short term or speculative dealing.

DRIMS#1552498	Page 5 of 10

Securities Dealing Policy

4	PROHIBITION AGAINST DEALING DURING BLACK-OUT PERIODS

4.1	Dealing during black-out periods

There are certain periods during the year, during which directors and restricted employees should not deal in Woodside securities given the heightened risk of actual or perceived insider trading. These periods are called “black-out periods”.

Directors and restricted employees are prohibited from dealing in Woodside securities during a black-out period (as defined in section 4.2 below).

The black-out period trading prohibition does not limit any other obligations of directors and restricted employees prescribed by this policy (for example, the dealing restrictions in clause 6.2 which apply to directors and restricted employees).

4.2	When are the black-out periods?

Black-out periods occur each year during:

•	the period between the end of Woodside’s financial year (31 December) and the day following the announcement or public disclosure of Woodside’s full year results; and

•	the period between the end of Woodside’s half year (30 June) and the day following announcement or public disclosure of Woodside’s half year results.

The CEO may declare other black-out periods from time to time.

4.3	Exceptional circumstances

Subject to satisfying applicable legal and regulatory requirements, a director or restricted employee, who is not in possession of inside information, may be given clearance to dispose of (but not acquire) Woodside securities where they would otherwise be restricted by this policy if they are in severe financial difficulty; the disposal is required under a court order; or there are other exceptional circumstances. A person may be in severe financial difficulty if they have a pressing financial commitment that cannot be satisfied other than by selling Woodside securities. Severe financial difficulty would not normally include a liability to pay tax unless the person has no other means of satisfying the liability.

An application for clearance should be made in writing to the Company Secretary, who will consult with management as appropriate and seek approval from the Chair of the Board in the case of directors, or from the CEO in the case of the Chair, or from the General Counsel in the case of restricted employees. If written clearance is provided, it will specify the period for which it is valid.

4.4	Participation in employee share plans

The black-out periods do not restrict participation in Woodside employee share and equity incentive plans but do apply in respect of any dealing in Woodside securities to which you become entitled under those plans. However, Directors and PDMRs must not engage in any active dealing (including elections and the exercise of rights or discretion under an employee share plan) during a black-out period unless the dealing does not require any action from or exercise of discretion by the Director or PDMR during the black-out periods.

Any elections required to be made or rights to be exercised at the discretion of a restricted employee under the terms of a Woodside employee share or equity incentive plan may not be made or exercised during a black-out period without the prior approval of the General Counsel and subject to satisfying applicable legal and regulatory requirements.

The requirement to seek prior approval or acknowledgement under Section 6.2 does not apply to any actions required to accept an invitation to participate in a Woodside employee share or equity incentive plan during a designated offer acceptance window.

DRIMS#1552498	Page 6 of 10

Securities Dealing Policy

5	PROHIBITION AGAINST HEDGING UNVESTED ENTITLEMENTS

5.1	Hedging unvested entitlements and other transactions involving Woodside derivative securities

Entitlements under Woodside’s equity based incentive plans are subject to the satisfaction of various time and/or performance hurdles to ensure alignment of employee rewards with Woodside objectives and performance. Transactions which “hedge” the value of entitlements could distort the proper functioning of these hurdles and reduce the intended alignment with shareholder interests.

Directors, and executives participating in an equity-based executive incentive plan, are prohibited from entering into any transaction which would have the effect of hedging or otherwise transferring to any other person the risk of any fluctuation in the value of any unvested entitlement in Woodside securities or vested Woodside securities that remain subject to a holding lock or similar restriction under a Woodside equity incentive plan.

Transactions involving derivative securities, whether or not entered into for hedging purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Transactions involving Woodside-based derivative securities by Directors, and executives participating in an equity-based executive incentive plan are also prohibited. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security. Transactions in derivative securities include, but are not limited to, trading in Woodside-based option contracts, transactions in straddles or collars and writing puts or calls. Transactions in debt that may be convertible into Woodside shares are also prohibited by this policy. This prohibition does not, however, restrict holding, exercising or settling awards such as options, restricted stock, restricted stock units or other derivative securities granted under Woodside employee share and equity incentive plans as described in more detail under Section 4.4.

6	PERMITTED DEALINGS

6.1	Dealing by employees

Subject to the rules of any applicable Woodside equity-based plan, if you are not a director or restricted employee (refer section 1.2):

•

you can deal in Woodside securities at any time provided you do not have inside information, the proposed dealing would pass the Front Page Test and you are not involved in short term or speculative dealing;

•	you should review this policy prior to dealing; and

•	you are not required to notify Woodside if you intend to deal in Woodside securities or after you have dealt in such securities.

6.2	Dealing by directors and restricted employees

If you are a director or restricted employee of Woodside, and you are not otherwise prohibited by this policy from dealing in Woodside securities, you must comply with the following before dealing in Woodside securities:

•

Directors and other PDMRs must submit a written or emailed request for approval of the proposed dealing to the Company Secretary together with a completed Compliance Certificate. The Company Secretary will consult with management as appropriate and seek approval from the Chair of the Board, or in the case of the Chair from the CEO. A response would normally be expected within 24 hours. Directors and other PDMRs must not engage in the proposed dealing until written or emailed approval has been given. Any such approval will be valid for 7 days from the date it is given, meaning the relevant dealing can only occur during that period (subject to the other requirements of this policy). Directors and other PDMRs must notify the Company Secretary immediately of sufficient details of any dealing to enable notice to be filed in accordance with the ASX Listing Rules within 5 business days of the dealing and notification to be made to the UK Financial Conduct Authority in accordance with UK MAR within 3 business days of the dealing. In addition, Woodside must announce details of the dealing in the prescribed form to the London Stock Exchange within 2 business days of being notified of the dealing in accordance with UK MAR

DRIMS#1552498	Page 7 of 10

Securities Dealing Policy

•

Restricted employees must submit a completed Compliance Certificate in respect of the dealing to their direct manager and then to the General Counsel for acknowledgement. The relevant dealing can only occur within the 7 days from the date of acknowledgement of the Compliance Certificate by the General Counsel (subject to the other requirements of this policy continuing to be met, including the employee not being in possession of inside information at the time of dealing). Restricted employees must provide the General Counsel with confirmation of any dealing that occurs. Restricted employees who have been designated PDMRs for the purpose of UK MAR are also required to notify the Company Secretary of sufficient details of any dealing in order for the UK MAR obligations outlined in the paragraph above to be complied with.

These requirements also apply to dealings in financial products issued by third parties in relation to Woodside securities which operate to limit the economic risk of a vested holding in Woodside securities.

The form of Compliance Certificate is available on the Woodside intranet or from the Company Secretary or General Counsel.

Receipt or acknowledgment of the Compliance Certificate by Woodside, or approval of a proposed dealing, is intended as a compliance monitoring function only, and is not an endorsement of the proposed dealing. Individuals remain responsible for their own investment decisions and their compliance with the law and this policy.

6.3	Dealing by people connected with directors and restricted employees

Directors and restricted employees should follow the requirements outlined in section 6.2 if they are aware that their spouse, partner, child or other immediate family member, or trust or other entity controlled by the director or restricted employee (or an investment adviser on behalf of the director or restricted employee or any of the above persons or entities), intends to deal in Woodside securities. They should take all reasonable steps to prevent the trade occurring until the Compliance Certificate has been provided, and in the case of directors, approval to deal has been received.

Under UK MAR, certain obligations (including the disclosure obligations outlined in section 6.2) also apply in respect of persons closely associated (PCAs) with directors and restricted employees who have been designated as PDMRs. Directors and PDMRs must notify each of their PCAs of the restrictions and disclosure requirements in relation to dealings in Woodside Securities and receive acknowledgement from the PCA that they understand their obligations. Woodside must maintain a record of all PCAs notified by its PDMRs.

6.4	Clearance and approvals

If clearance is sought under section 4.3 or approval or acknowledgement is sought under sections 6.2 or 8.1, the person seeking approval or acknowledgement must provide any details about the dealing that Woodside asks for. Further, the person from whom approval or acknowledgement is sought has discretion to:

•	impose conditions;

•	revoke their approval or acknowledgement;

•	refuse to grant approval or state that an acknowledgment will not be given,

and the person is not obliged to provide reasons. If approval is refused or acknowledgement is not provided, that fact must be kept confidential.

If you come into possession of inside information after receiving approval or acknowledgment, you must not deal despite having received the approval or acknowledgment.

DRIMS#1552498	Page 8 of 10

Securities Dealing Policy

6.5	Dealing under Non-Executive Directors Share Plan

Non-executive directors who participate in the Non-Executive Directors Share Plan (NEDSP) are not prohibited from dealing in Woodside securities in accordance with the terms of the NEDSP (including during a black-out period). However, the director must comply with the following before dealing in Woodside securities in accordance with the plan:

•

The director must submit a completed NEDSP application form to the Company Secretary together with a completed Compliance Certificate. The Company Secretary will forward the request to the Chair of the Board, or in the case of the Chair to the CEO, for approval. Any such approval will be valid until all shares have been acquired for the application, the director ceases to be a non-executive director or the director lodges a new application which is accepted by the Board in accordance with the NEDSP rules.

•

If a director wishes to revoke their participation in the Plan, they must submit an application to revoke their application to the Company Secretary during the revocation period specified in the NEDSP rules together with a completed Compliance Certificate. The Company Secretary will forward the request to the Chair of the Board, or in the case of the Chair to the CEO, for approval. The application will be revoked upon the Chair or CEO approving the revocation. An application to revoke participation in the Plan outside the revocation period may be approved by the Board in exceptional circumstances.

The dealing permission for the Plan does not apply in respect of any subsequent dealing in Woodside securities to which the director becomes entitled under the NEDSP.

7	EXCLUDED DEALINGS

7.1	Dealings excluded from the operation of this Policy

Subject to the insider trading prohibitions outlined above and other than in relation to dealings by Directors and PDMRs in black-out periods, the following dealings by a director or restricted employee are excluded from the operation of this policy:

•	Undertakings or elections to take up entitlements under a rights issue or other offer.

•	The take up of entitlements under a rights issue or other offer.

•	Allowing entitlements to lapse under a rights issue or other offer.

•	The sale of entitlements under a rights issue.

•

Acquisitions under a dividend reinvestment plan where the election to participate in the plan and any variations to that participation were made in accordance with this policy (including obtaining any required prior clearance or acknowledgement).

•

Dealing under an offer or invitation made to all or most of the security holders, such as a security purchase plan or equal access buy-back, where the plan that determines the timing and structure of the offer has been approved by the Board.

•	Undertakings to accept, or the acceptance of, a takeover offer.

•

Dealing where the beneficial interest in the Woodside securities does not change, including for example, the deposit of shares with the depositary in exchange for American Depositary Shares (ADSs) or the cancellation of ADSs and withdrawal of the underlying shares through the depositary, in each case, where such dealings do not involve buying or selling Woodside securities.

•	A disposal of Woodside securities that is the result of a secured lender exercising their rights.

•

Transfer of Woodside securities already held into a superannuation fund or other scheme in which the director or restricted employee is a beneficiary, providing the director or restricted employee (including an associate of the director or restricted employee) has no influence or control over the trustee or entity controlling the superannuation fund or scheme.

•

An investment in, or trading in units of, a fund or other scheme (other than a scheme only investing in Woodside securities) where the assets of the fund or other scheme are invested at the discretion of a third party, providing the director or restricted employee (including an associate of the director or restricted employee) has no influence or control over the third party.

•	Transfers of Woodside securities where there is no change of beneficial owner.

DRIMS#1552498	Page 9 of 10

Securities Dealing Policy

8	PLEDGING SECURITIES

8.1	Pledging Securities

Employees can put themselves at risk under the insider trading laws if they enter into borrowing arrangements that may result in securities being sold when they possess inside information. Woodside securities pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of inside information may, under some circumstances, result in unlawful insider trading. Because of this risk, directors or Company Secretaries of Woodside Energy Group Ltd and direct report to the CEO are prohibited from pledging Woodside securities as collateral.

9	CONSEQUENCES OF BREACH

9.1	Compliance is mandatory

Strict compliance with this policy is mandatory for all Woodside and associated personnel covered by this policy.

9.2	What if I breach this policy?

Contravention of the insider trading prohibitions is a serious matter which may result in criminal or civil liability.

In addition, breaches of this policy may damage Woodside’s reputation in the investment community and undermine confidence in the market for Woodside securities. Accordingly, breaches will be taken very seriously by Woodside and will be subject to disciplinary action, including possible termination of a person’s employment or appointment.

10	APPLICABILITY

Responsibility for the application of this policy rests with all Woodside employees, contractors and joint venturers engaged in activities under Woodside operational control. Woodside managers are also responsible for promotion of this policy in non-operated joint ventures.

This policy will be reviewed regularly and updated as required.

Revised by the Woodside Energy Group Ltd Board in December 2022.

DRIMS#1552498	Page 10 of 10